July 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian Cascio

Re:	Baxter International Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2012
Filed February 21, 2013

Dear Mr. Cascio:

We submit this letter in response to additional comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 11, 2013 relating to our filings and correspondence dated May 21, 2013 and June 25, 2013.

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.	We refer to your response to prior comments 1 and 2 in your letter dated June 25, 2013. In future filings please expand to explain your rationale for excluding research and development expenses for payments to collaborators in non-GAAP operating measures, similar to the explanation provided in the last two paragraphs of your response.

Company Response:

We understand the Staff’s comment and will include expanded disclosure explaining our rationale for excluding research and development expenses for payments to collaborators in non-GAAP operating measures in our future filings.

Brian Cascio

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310.

Very truly yours,

/s/ Robert J. Hombach
Robert J. Hombach Corporate Vice President and Chief Financial Officer